Exhibit 99.1

Heritage Commerce Corp Restates Financial Results

San Jose, CA — March 15, 2005.
Heritage Commerce Corp management and the Board of Directors have concluded that the Company's financial statements for the years ended December 31, 2002, December 31, 2003, and the first three quarters in 2004 ending March 31, June 30 and September 30, should no longer be relied upon and should be restated as a result of accounting errors. The Company will restate its 2002 and 2003 annual financial statements that will be included in its Annual Report on Form 10-K for the year ended December 31, 2004, however these restatements are not considered by management to be material. The Company will amend its Form 10-Q for each of the first three quarters of 2004. The restatement of the financial statements for the first three quarters of 2004 will not materially impact the Company's previously announced income for 2004. The restatements relate to three accounting errors that led to accounting changes in the periods being restated.

The first accounting error relates to an asset which the Company had previously accounted for as a direct financing lease and classified as a part of the loan portfolio. Upon further review of the asset and the related management agreements, the Company has determined that the accounting it applied was incorrect and that the asset should have been accounted for as equipment subject to an operating lease and classified as an other asset. The asset was originally classified as an operating lease in 2002, and then due to an amendment to the agreement, it was moved to the loan portfolio in December 2003. As a result of this error, the Company will restate its balance sheet for the fiscal year ended December 31, 2003, and its financial statements for the first three quarters of 2004. The Company expects to restate its December 31, 2003 balance sheet in connection with the issuance of its 2004 financial statements when it files its Form 10-K for the year ended December 31, 2004. The effect of the misclassification of the asset on the 2003 statements of income and cash flows was insignificant and those statements will not be restated for this error. The Company will restate its 2004 interim financial statements and expects to file amendments to its Forms 10-Q for the first, second and third quarters of 2004, accordingly such interim financial statements should not be relied upon.

Because of timing differences related to the accounting for loans compared to the accounting for assets subject to operating leases, earnings in the first, second and third quarters of 2004 will differ from what had previously been reported in the interim financial statements. The adjustments will reflect changes in loans, the allowance for loan and lease losses, the provision for loan losses, interest income, rental income, other assets – leased equipment, accrued interest receivable, other liabilities, equity, provision for income taxes, depreciation expense, accumulated depreciation and operating losses related to the impairment of other assets – leased equipment.

In the fourth quarter of 2004, prior to the identification of this error, the Company determined that this asset was impaired and recorded a bad debt provision to reduce the net carrying value of the asset to its estimated fair value. The restatement for this error does not impact the asset's estimated fair value, accordingly there is no change in the net recorded value of the asset at December 31, 2004 from the amounts reported in the Company's press release dated February 3, 2005. The book value of the equipment subject to an operating lease related to this restatement is approximately $722,000 at December 31, 2004.

A second accounting error relates to how the Company accounted for its unconditional and legally binding delayed-equity contributions to low income housing partnerships. The Company increased other assets and other liabilities $4,375,000 as of December 31, 2004, from the amounts previously reported in the February 3, 2005 press release, to record unconditional, legally binding delayed equity contributions to low income housing partnerships. The Company will restate its balance sheet in relation to this error for the fiscal year ended December 31, 2003 when it files its Annual Report on Form 10-K. This restatement is considered by management to be immaterial. These changes had no effect on net income for 2003 and 2004.

A third accounting error relates to leased facilities. On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission ("SEC") issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating lease accounting issues and their application under generally accepted accounting principles in the United States of America ("GAAP"). In light of this letter, the Company's management initiated a review of its accounting for leased facilities. As a result of this review management has determined that it's current methods of accounting for rent holidays were not consistent with GAAP. As a result, the Company will restate its 2003 and 2002 financial statements when it files its 2004 Annual Report on Form 10-K. These restatements are considered by management to be immaterial. The after-tax effect of all the accounting adjustments for the year ended December 31, 2004 was to increase income by $19,000 and to reduce retained earnings by $342,000 from the amounts reported in the February 3, 2005 press release. The after-tax income statement effect for years ended December 31, 2003 and 2002 was to reduce income by $6,000 and $23,000, respectively.

Unaudited summary financial statements reflecting the balance sheet and income statement changes for each reporting period are included at the end of this announcement.

Based on the definition of "material weakness" in the Public Company Accounting Oversight Board's Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction With an Audit of Financial Statements, restatement of financial statements in prior filings with the SEC is a strong indicator of the existence of a "material weakness" in the design or operation of internal control over financial reporting. Based on that, management has concluded that a material weakness existed in the Company's internal control over financial reporting.

The Company's Board of Directors has discussed the restatement and the issues relating to the restatement along with the "material weakness" with the Company's independent registered public accounting firm. Due to this restatement, it is anticipated that the Company will file a Form 12b-25 with Securities and Exchange Commission requesting a 15 calendar day extension to file its 2004 Form 10-K Annual Report.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CONSOLIDATED INCOME STATEMENT (in $000's, unaudited)	For the Three Months Ended:								For theYear Ended:	
	As Previously Reported 12/31/04	As Restated 12/31/04	As Previously Reported 09/30/04	As Restated 09/30/04	As Previously Reported 06/30/04	As Restated 06/30/04	As Previously Reported 03/31/04	As Restated 03/31/04	As Previously Reported 12/31/04	As Restated 12/31/04
Interest Income	$ 14,385	$ 14,330	$ 13,633	$ 13,563	$ 12,690	$ 12,617	$ 11,984	$ 11,907	$ 52,692	$ 52,417
Interest Expense	2,677	2,677	2,484	2,484	2,298	2,298	2,189	2,189	9,648	9,648
Net Interest Income	11,708	11,653	11,149	11,079	10,392	10,319	9,795	9,718	43,044	42,769
(Reversal of) Provision for Loan Losses	1,480	(726)	600	254	600	575	600	563	3,280	666
Net Interest Income after (Reversal of) Loan Loss Provision	10,228	12,379	10,549	10,825	9,792	9,744	9,195	9,155	39,764	42,103
Noninterest Income:										
Gain on Sale of Loans	766	766	920	920	639	639	727	727	3,052	3,052
Servicing Income	643	643	616	616	561	561	505	505	2,325	2,325
Service Charges and Other Fees on Deposit Accounts	414	414	415	415	497	497	473	473	1,799	1,799
Appreciation of Company Owned Life Insurance	232	232	236	236	234	234	329	329	1,031	1,031
Equipment Leasing	-	136	-	245	-	245	-	245	-	871
Gain on Sale of Securities Available-For-Sale	-	-	-	-	264	264	212	212	476	476
Mortgage Brokerage Fees	-	-	19	19	30	30	119	119	168	168
Other	167	167	157	157	79	79	109	109	512	512
Total Noninterest Income	2,222	2,358	2,363	2,608	2,304	2,549	2,474	2,719	9,363	10,234
Noninterest Expense:										
Salaries & Employee Benefits	4,277	4,277	4,301	4,301	5,456	5,456	4,720	4,720	18,754	18,754
Occupancy & Equipment	1,112	1,104	1,089	1,081	1,135	1,127	1,287	1,279	4,623	4,591
Other	3,576	6,020	3,499	3,749	4,325	4,575	2,705	2,971	14,105	17,315
Total Noninterest Expense	8,965	11,401	8,889	9,131	10,916	11,158	8,712	8,970	37,482	40,660
Income Before Taxes	3,485	3,336	4,023	4,302	1,180	1,135	2,957	2,904	11,645	11,677
Provision for Income Taxes	721	690	1,135	1,210	380	366	950	933	3,186	3,199
Net Income	**$ 2,764**	**$ 2,646**	**2,888**	**$ 3,092**	**$ 800**	**$ 769**	**$ 2,007**	**$ 1,971**	**$ 8,459**	**$ 8,478**

PER SHARE DATA (unaudited)	For the Three Months Ended:								For theYear Ended:	
	As Previously Reported 12/31/04	As Restated 12/31/04	As Previously Reported 09/30/04	As Restated 09/30/04	As Previously Reported 06/30/04	As Restated 06/30/04	As Previously Reported 03/31/04	As Restated 03/31/04	As Previously Reported 12/31/04	As Restated 12/31/04
Basic Earnings Per Share	$ 0.23	$ 0.23	$ 0.25	$ 0.26	$ 0.07	$ 0.07	$ 0.18	$ 0.17	$ 0.73	$ 0.73
Diluted Earnings Per Share	$ 0.23	$ 0.23	$ 0.24	$ 0.26	$ 0.07	$ 0.06	$ 0.17	$ 0.16	$ 0.71	$ 0.71
Weighted Average Basic Shares Outstanding	11,645,202	11,645,202	11,621,963	11,621,963	11,543,552	11,543,552	11,375,388	11,375,388	11,559,155	11,559,155
Weighted Average Diluted Shares Outstanding	12,106,197	12,106,197	11,998,520	11,998,520	11,954,572	11,954,572	11,798,329	11,798,329	11,986,856	11,986,856
Common Shares Outstanding	11,669,837	11,669,837	11,657,865	11,657,865	11,596,491	11,596,491	11,495,008	11,495,008	11,669,837	11,669,837
Book Value Per Share	$ 8.48	$ 8.45	$ 8.29	$ 8.27	$ 7.83	$ 7.79	$ 8.12	$ 8.09	$ 8.48	$ 8.45
Tangible Book Value Per Share	$ 8.48	$ 8.45	$ 8.29	$ 8.27	$ 7.83	$ 7.79	$ 8.12	$ 8.09	$ 8.48	$ 8.45

KEY FINANCIAL RATIOS (unaudited)	For the Three Months Ended:								For theYear Ended	
	As Previously Reported 12/31/04	As Restated 12/31/04	As Previously Reported 09/30/04	As Restated 09/30/04	As Previously Reported 06/30/04	As Restated 06/30/04	As Previously Reported 03/31/04	As Restated 03/31/04	As Previously Reported 12/31/04	As Restated 12/31/04
Annualized Return on Average Equity	11.20%	10.76%	12.19%	13.10%	3.47%	3.35%	8.83%	8.71%	8.99%	9.04%
Annualized Return on Average Assets	1.00%	0.95%	1.05%	1.12%	0.30%	0.29%	0.82%	0.81%	0.80%	0.80%
Net Interest Margin	4.57%	4.56%	4.42%	4.41%	4.27%	4.26%	4.38%	4.37%	4.41%	4.40%
Efficiency Ratio	64.36%	81.37%	65.79%	66.71%	85.98%	86.71%	71.01%	72.12%	71.51%	76.71%

AVERAGE BALANCES (in $000's, unaudited)	For the Three Months Ended:								For theYear Ended:	
	As Previously Reported 12/31/04	As Restated 12/31/04	As Previously Reported 09/30/04	As Restated 09/30/04	As Previously Reported 06/30/04	As Restated 06/30/04	As Previously Reported 03/31/04	As Restated 03/31/04	As Previously Reported 12/31/04	As Restated 12/31/04
Average Assets	$ 1,104,112	$ 1,110,207	$ 1,094,330	$ 1,100,807	$ 1,067,833	$ 1,070,735	$ 979,787	$ 982,156	$ 1,061,327	$ 1,065,795
Average Earning Assets	$ 1,020,308	$ 1,016,980	$ 1,003,903	$ 1,000,408	$ 979,039	$ 975,377	$ 898,992	$ 895,149	$ 975,815	$ 972,233
Average Gross Loans & Leases	$ 728,695	$ 725,367	$ 715,957	$ 712,462	$ 690,283	$ 686,621	$ 660,446	$ 656,603	$ 698,784	$ 695,202
Average Deposits	$ 920,870	$ 920,870	$ 917,476	$ 917,476	$ 892,206	$ 892,206	$ 824,714	$ 824,714	$ 889,039	$ 889,039
Average Demand Deposits - Noninterest Bearing	$ 294,109	$ 294,109	$ 288,096	$ 288,096	$ 283,460	$ 283,460	$ 234,693	$ 234,693	$ 275,192	$ 275,192
Average Demand Deposits - Interest Bearing	$ 626,761	$ 626,761	$ 629,380	$ 629,380	$ 608,746	$ 608,746	$ 590,021	$ 590,021	$ 613,847	$ 613,847
Average Interest Bearing Liabilities	$ 698,372	$ 698,372	$ 700,602	$ 700,602	$ 680,266	$ 680,266	$ 642,212	$ 642,212	$ 680,689	$ 680,689
Average Equity	$ 98,196	$ 97,841	$ 94,275	$ 93,920	$ 92,641	$ 92,286	$ 91,380	$ 91,025	$ 94,131	$ 93,775

CONSOLIDATED BALANCE SHEET
(in $000's, unaudited)

	End Of Period:									
ASSETS	**As Previously Reported 12/31/04**	**As Restated 12/31/04**	**As Previously Reported 09/30/04**	**As Restated 09/30/04**	**As Previously Reported 06/30/04**	**As Restated 06/30/04**	**As Previously Reported 03/31/04**	**As Restated 03/31/04**	**As Previously Reported 12/31/03**	**As Restated 12/31/03**
Cash and Due from Banks	$ 33,646	$ 33,646	$ 47,347	$ 47,347	$ 56,404	$ 56,404	$ 51,725	$ 51,725	$ 42,017	$ 42,017
Fed Funds Sold	24,100	24,100	5,800	5,800	13,800	13,800	67,700	67,700	72,200	72,200
Investment Securities	232,809	232,809	228,483	228,483	230,435	230,435	204,705	204,705	153,473	153,473
Loans Held For Sale	37,178	37,178	28,782	28,782	31,916	31,916	25,512	25,512	30,638	30,638
Loans:										
Real Estate-Mortgage	303,154	303,154	301,249	301,249	290,956	290,956	287,833	287,833	276,908	276,908
Real Estate-Land and Construction	118,290	118,290	106,303	106,303	111,161	111,161	101,389	101,389	101,082	101,082
Commercial Loans	300,321	300,321	314,007	314,007	298,828	298,828	275,536	275,536	281,561	281,561
Direct Financing Lease	1,231	131	3,538	135	3,578	-	3,749	-	3,931	-
Consumer Loans	2,908	2,908	2,051	2,051	1,625	1,625	1,715	1,715	1,743	1,743
Gross Loans	725,904	724,804	727,148	723,745	706,148	702,570	670,222	666,473	665,225	661,294
Deferred Loan Costs	726	726	467	467	709	709	517	517	863	863
Loans, Net of Deferred Costs	726,630	725,530	727,615	724,212	706,857	703,279	670,739	666,990	666,088	662,157
Allowance for Loan Losses	(12,876)	(12,497)	(13,381)	(12,973)	(12,688)	(12,626)	(12,151)	(12,114)	(13,451)	(13,451)
Net Loans	713,754	713,033	714,234	711,239	694,169	690,653	658,588	654,876	652,637	648,706
Premises & Equipment, Net	3,183	3,183	3,489	3,489	3,641	3,641	3,711	3,711	4,034	4,034
Accrued Interest Receivable and Other Assets	57,555	64,224	54,197	62,898	53,022	64,184	48,782	53,897	48,202	54,914
Total Assets	$ 1,102,225	$ 1,108,173	$ 1,082,332	$ 1,088,038	$ 1,083,387	$ 1,091,033	$ 1,060,723	$ 1,062,126	$ 1,003,201	$ 1,005,982
LIABILITIES & SHAREHOLDERS' EQUITY										
Liabilities:										
Deposits										
Demand Deposits-Noninterest Bearing	$ 277,451	$ 277,451	$ 290,845	$ 290,845	$ 301,329	$ 301,329	$ 287,633	$ 287,633	$ 238,423	$ 238,423
Demand Deposits-Interest Bearing	120,890	120,890	115,911	115,911	111,282	111,282	108,764	108,764	105,260	105,260
Savings/Money Market	357,318	357,318	349,004	349,004	364,124	364,124	340,212	340,212	345,886	345,886
Time Deposits, Under $100	38,295	38,295	38,170	38,170	38,293	38,293	39,724	39,724	39,869	39,869
Time Deposits, $100 and Over	124,581	124,581	108,726	108,726	104,141	104,141	108,652	108,652	105,972	105,972
Total Deposits	918,535	918,535	902,656	902,656	919,169	919,169	884,985	884,985	835,410	835,410
Other Borrowings	47,800	47,800	47,800	47,800	39,800	39,800	48,600	48,600	43,600	43,600
Notes Payable To Subsidiary Grantor Trusts	23,702	23,702	23,702	23,702	23,702	23,702	23,702	23,702	23,702	23,702
Accrued Interest Payable and Other Liabilities	13,267	19,557	11,539	17,469	9,897	17,971	10,057	11,857	10,643	13,785
Total Liabilities	1,003,304	1,009,594	985,697	991,627	992,568	1,000,642	967,344	969,144	913,355	916,497
Shareholders' Equity:										
Common Stock	67,216	67,216	66,235	66,235	65,656	65,656	65,396	65,396	64,791	64,791
Accumlated Other Comprehensive (Loss) Income, Net of Taxes	(1,730)	(1,730)	(271)	(271)	(2,620)	(2,620)	1,000	1,000	79	79
Retained Earnings	33,435	33,093	30,671	30,447	27,783	27,355	26,983	26,586	24,976	24,615
Total Shareholders' Equity	98,921	98,579	96,635	96,411	90,819	90,391	93,379	92,982	89,846	89,485
Total Liabilities & Shareholders' Equity	$ 1,102,225	$ 1,108,173	$ 1,082,332	$ 1,088,038	$ 1,083,387	$ 1,091,033	$ 1,060,723	$ 1,062,126	$ 1,003,201	$ 1,005,982

CREDIT QUALITY DATA
(in $000's, unaudited)

	End Of Period:									
	As Previously Reported 12/31/04	**As Restated 12/31/04**	**As Previously Reported 09/30/04**	**As Restated 09/30/04**	**As Previously Reported 06/30/04**	**As Restated 06/30/04**	**As Previously Reported 03/31/04**	**As Restated 03/31/04**	**As Previously Reported 12/31/03**	**As Restated 12/31/03**
Nonaccrual Loans	$ 2,128	$ 1,028	$ 1,926	$ 1,926	$ 2,102	$ 2,102	$ 4,171	$ 4,171	$ 3,972	$ 3,972
Over 90 Days Past Due and Still Accruing	302	302	711	711	530	530	630	630	608	608
Total Nonperforming Loans	2,430	1,330	2,637	2,637	2,632	2,632	4,801	4,801	4,580	4,580
Other Real Estate Owned	-	-	-	-	-	-	-	-	-	-
Total Nonperforming Assets	$ 2,430	$ 1,330	$ 2,637	$ 2,637	$ 2,632	$ 2,632	$ 4,801	$ 4,801	$ 4,580	$ 4,580
Net (Recoveries) Charge-offs	$ 1,705	$ (531)	$ (94)	$ (94)	$ 63	$ 63	$ 1,901	$ 1,901	$ (12)	$ (12)
Net (Recoveries) Charge-offs as Percent of Average Loans	0.93%	-0.29%	-0.05%	-0.05%	0.04%	0.04%	1.16%	1.16%	-0.01%	-0.01%
Allowance for Loan Losses to Total Loans	1.77%	1.72%	1.84%	1.79%	1.79%	1.80%	1.81%	1.82%	2.02%	2.03%
Allowance for Loan Losses to Nonperforming Loans	529.88%	939.62%	507.43%	491.96%	482.07%	479.71%	253.09%	252.32%	293.69%	293.69%
Nonperforming Assets to Total Assets	0.22%	0.12%	0.24%	0.24%	0.24%	0.24%	0.45%	0.45%	0.46%	0.46%
Nonperforming Loans to Total Loans	0.33%	0.18%	0.36%	0.36%	0.37%	0.37%	0.72%	0.72%	0.69%	0.69%

OTHER PERIOD-END STATISTICS
(unaudited)

	End Of Period:									
	As Previously Reported 12/31/04	**As Restated 12/31/04**	**As Previously Reported 09/30/04**	**As Restated 09/30/04**	**As Previously Reported 06/30/04**	**As Restated 06/30/04**	**As Previously Reported 03/31/04**	**As Restated 03/31/04**	**As Previously Reported 12/31/03**	**As Restated 12/31/03**
Shareholders Equity / Total Assets	8.97%	8.90%	8.93%	8.86%	8.38%	8.28%	8.80%	8.75%	8.96%	8.90%
Loan to Deposit Ratio	79.11%	78.99%	80.61%	80.23%	76.90%	76.51%	75.79%	75.37%	79.73%	79.26%
Noninterest Bearing Deposits / Total Deposits	30.21%	30.21%	32.22%	32.22%	32.78%	32.78%	32.50%	32.50%	28.54%	28.54%
Leverage Ratio	10.96%	10.87%	10.72%	10.63%	10.67%	10.60%	11.54%	11.47%	11.17%	11.10%